

January 4, 2012

<u>Via E-mail</u>
John S. Watson
Chairman of the Board and Chief Executive Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583-2324

    Re: Chevron Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2010
          Filed February 24, 2011
          File No. 1-00368

Dear Mr. Watson:

        We refer you to our comment letter dated November 10, 2011, regarding business contacts with Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Cecilia Blye

                           Cecilia Blye, Chief
                           Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance